UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-38588

OPERA LIMITED

Vitaminveien 4,

0485 Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Voting Results of the 2025 Annual General Meeting of the Company

Amendment to the Share Incentive Plan

IT WAS RESOLVED BY AN ORDINARY RESOLUTION THAT effective from December 10, an amendment (the “Amendment”) to expand the Amended and Restated Share Incentive Plan adopted on January 10, 2019 (the “Plan”) by: (a) the addition of two (2) million ADSs, from 10,000,000 ADSs to 12,000.000 ADSs; and (b) with an annual increase of an additional one (1) million ADSs on each January 1, starting on January 1, 2026, or such lesser number of ADSs as may be set by our Board prior to the first day of any calendar year, be made to attract, motivate, retain and reward talent, provide continued additional incentives to officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders over the years to come.

Voting Results of the 2025 Annual General Meeting

A total of 70,546,009 ordinary shares (including ordinary shares represented by ADSs), representing 79% of all issued and outstanding shares of the Company as of the record date, were present at the meeting in person or by proxy. The voting results are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Amendment to the Share Incentive Plan	65,125,107	92.3%	5,360,008	7.6%	60,894	0.1%

The Amendment to the Plan will become effective on December 10, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Opera Limited

Date: December 9, 2025	By:	/s/ Lin Song
	Name:	Lin Song
	Title:	Chief Executive Officer